UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

DLocal Limited
(Name of Issuer)

Class A common shares, nominal value $0.002 per share
(Title of Class of Securities)

G29018101
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29018101	SCHEDULE 13D	Page 2 of 31

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 3 of 31

1	NAME OF REPORTING PERSON General Atlantic DO B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,310,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,310,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,310,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 4 of 31

1	NAME OF REPORTING PERSON General Atlantic Coöperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,310,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,310,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,310,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 5 of 31

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,310,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,310,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,310,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 6 of 31

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 7 of 31

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 8 of 31

1	NAME OF REPORTING PERSON General Atlantic Coöperatief, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,310,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,310,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,310,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 9 of 31

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 10 of 31

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 11 of 31

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 12 of 31

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 13 of 31

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 14 of 31

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 15 of 31

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G29018101	SCHEDULE 13D	Page 16 of 31

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,300,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,300,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,300,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 17 of 31

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,989,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,989,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,989,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 18 of 31

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,989,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,989,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,989,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G29018101	SCHEDULE 13D	Page 19 of 31

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,989,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,989,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,989,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 20 of 31

1	NAME OF REPORTING PERSON General Atlantic (DLO), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,989,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,989,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,989,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G29018101	SCHEDULE 13D	Page 21 of 31

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A common shares, nominal value $0.002 (the “Class A common shares”) of DLocal Limited, a company incorporated in the Cayman Islands (the “Company”), whose principal executive offices are located at Dr. Luis Bonavita, 1294, 11300, Montevideo, Uruguay.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic, L.P., a Delaware limited partnership (“GA LP”);
(ii)	General Atlantic DO B.V., a Netherlands private limited company (“GA DO”);
(iii)	General Atlantic Coöperatief U.A., a Netherlands cooperative (“GA Coop UA”);
(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);
(v)	General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”);
(vi)	General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”);
(vii)	General Atlantic Coöperatief, L.P., a Bermuda exempted limited partnership (“GA Coop LP”);
(viii)	GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) LP”);
(ix)	GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”);
(x)	GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”);
(xi)	GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”);
(xii)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);
(xiii)	General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”);
(xiv)	General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”);
(xv)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);
(xvi)	General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”);
(xvii)	General Atlantic (SPV) GP, LLC, a Delaware limited partnership (“GA SPV”);
(xviii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”);
(xviv)	General Atlantic (DLO), L.P., a Delaware limited partnership (“GA DLO”)

CUSIP No. G29018101	SCHEDULE 13D	Page 22 of 31

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GA Coop LP and GAP 100 are collectively referred to as the “GA Funds.” GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “Sponsor Coinvestment Funds.”

The address of GAP (Bermuda) LP, GenPar Bermuda, GAP Bermuda IV, GA Coop LP and GAP Bermuda EU is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA DO and GA Coop UA is Raamplein 1, 1016 XK, Amsterdam, The Netherlands. The address of GA Lux, GA GenPar Lux, and GAP Lux is Luxembourg is 412F, Route d’Esch, L-1471 Luxembourg. The address of each of the Sponsor Coinvestment Funds, GA DLO, GAP 100, GAP SPV, GA GenPar and GA LP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA DO is a wholly owned subsidiary of GA Coop UA. The GA Funds, other than GAP 100, and the Sponsor Coinvestment Funds share beneficial ownership of the shares of Class A common shares held of record by GA DO. The GA Funds, other than GAP Bermuda IV and GA Coop LP, and the Sponsor Coinvestment Funds share beneficial ownership of the shares of Class A common shares held of record by GA DLO. GA SPV is the general partner of GA DLO. General Atlantic GenPar is the general partner of GAP 100. GA LP, which is controlled by the Management Committee of GASC MGP LLC, LLC (the “GA Management Committee”), is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA and GA GenPar. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. GAP (Bermuda) LP, which is also controlled by the GA Management Committee, is the general partner of GenPar Bermuda and GA Coop LP. As of the date hereof, there are nine members of the GA Management Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares reported herein except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LP.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G29018101	SCHEDULE 13D	Page 23 of 31

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons obtained the funds for the purchases of Class A common shares reported herein from contributions from the GA Funds and the Sponsor Coinvestment Funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A common shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the Class A common shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Class A common shares or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Class A common shares. The Reporting Persons may, from time to time, make additional purchases of Class A common shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Class A common shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A common shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Class A common shares.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

CUSIP No. G29018101	SCHEDULE 13D	Page 24 of 31

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon on an aggregate of 161,930,899 Class A common shares reported by the Company to be outstanding as of September 30, 2022 as reflected in the Company's Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2022 and for the nine-month and three-month periods ended September 30, 2022 and 2021, filed on Form 6-K with the U.S. Securities and Exchange Commission on November 15, 2022.

By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership, of the Class A common shares reported herein, (ii) GAP Bermuda LP is the general partner of GA GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU and GAP Bermuda IV, and is the sole shareholder of GA Lux, (iii) GA Lux is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, (iv) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the “AIFM”) as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. (“GASC”) in order to appoint GASC to act as the portfolio manager of GAP Lux, (v) GA LP is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and (vi) the members of the Management Committee control the investment decisions of GA LP, GAP Bermuda LP and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A common shares owned of record by GA DO and GA DLO.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Class A common shares indicated on row (11) on such Reporting Person’s cover page included herein, or the approximate percentage of the aggregate amount of Class A common shares indicated on row (13) on such Reporting Person’s cover page included herein.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Class A common shares indicated on such Reporting Person’s cover page included herein.

CUSIP No. G29018101	SCHEDULE 13D	Page 25 of 31

(c) The table below specifies the date, amount and weighted average price of shares of common stock purchased by the Reporting Persons during the 60-day period prior to March 23, 2023. The Reporting Persons effected purchases of shares of common stock through open market transactions and block trades on the New York Stock Exchange.

Trade Date	Class A common share	Price per Class A common share[1]
January 23, 2023	40,206	$16.51
January 24, 2023	27,210	$16.54
January 25, 2023	50,264	$15.89
January 26, 2023	48,185	$16.23
January 27, 2023	40,163	$16.80
January 30, 2023	51,205	$16.50
January 31, 2023	70,384	$16.64
February 1, 2023	76,258	$16.52
February 2, 2023	100	$17.02
February 3, 2023	56,743	$16.87
February 6, 2023	47,847	$16.55
February 7, 2023	36,347	$16.58
February 8, 2023	22,034	$16.83
February 9, 2023	67,971	$16.78
February 10, 2023	55,700	$16.25
February 13, 2023	44,736	$16.45
February 14, 2023	50,043	$16.51
February 15, 2023	75,209	$16.58
February 16, 2023	70,487	$16.32
February 17, 2023	52,883	$15.76
February 21, 2023	82,040	$15.22
February 22, 2023	57,615	$15.41
February 23, 2023	60,240	$15.39
February 24, 2023	70,945	$15.02
February 27, 2023	68,475	$15.03
February 28, 2023	43,160	$15.02
March 1, 2023	75,159	$15.12
March 2, 2023	51,521	$15.40
March 3, 2023	90,616	$14.91
March 6, 2023	87,316	$15.26
March 7, 2023	71,562	$14.63
March 8, 2023	87,316	$15.22
March 9, 2023	84,424	$15.16
March 10, 2023	87,316	$14.66
March 13, 2023	106,283	$14.71
March 14, 2023	106,283	$15.42
March 15, 2023	106,283	$15.40
March 16, 2023	106,283	$14.43
March 17, 2023	106,283	$14.40
March 20, 2023	88,316	$14.86
March 21, 2023	116,432	$15.94
March 22, 2023	49,132	$15.91
March 23, 2023	35,004	$15.44

1 Reflects the average price of certain Class A common shares sold on each trade date in reliance on Rule 144 pursuant to the 10b5-1 Plan.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. G29018101	SCHEDULE 13D	Page 26 of 31

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds, the Sponsor Coinvestment Funds and the members of the Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of Class A common shares held of record by GA DLO and GA DO as well as such other action taken on behalf of the Reporting Persons with respect to the Class A common shares held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated June 2, 2021, by and among the Company, GA DO and the other shareholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights with respect to the Class A common shares held of record by GA DO, subject to the terms and conditions of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 2.

On December 22, 2022, GA DLO entered into a 10b5-1 plan (the “10b5-1 Plan”) with Morgan Stanley & Co. LLC (“Morgan Stanley”). Pursuant to the 10b5-1 Plan, Morgan Stanley may purchase up to $100,000,000 of Class A common shares on behalf of GA DLO. The provisions of the 10b5-1 Plan provide that it will terminate on the earlier of May 22, 2023, the date on which $100,000,000 of Class A common shares have been purchased under the 10b5-1 Plan and the date the 10b5-1 Plan is otherwise terminated.

The Reporting Persons entered into a Joint Filing Agreement on March 23, 2023 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.
Exhibit 2:	Registration Rights Agreement, dated June 2, 2021, by and among the Company, GA DO and the other shareholders of the Company named therein (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report filed on Form 20-F on May 2, 2022).

CUSIP No. G29018101	SCHEDULE 13D	Page 27 of 31

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC DO B.V.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Wolbert Kamphuijs
	Name:	Wolbert Kamphuijs
	Title:	Director B

GENERAL ATLANTIC COÖPERATIEF U.A.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Wolbert Kamphuijs
	Name:	Wolbert Kamphuijs
	Title:	Director B

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G29018101	SCHEDULE 13D	Page 28 of 31

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC COÖPERATIEF, L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G29018101	SCHEDULE 13D	Page 29 of 31

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G29018101	SCHEDULE 13D	Page 30 of 31

GENERAL ATLANTIC GENPAR (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. G29018101	SCHEDULE 13D	Page 31 of 31

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	General Atlantic, L.P., its general partner

By:	/s/ Christopher Lanning
	Name:	Christopher Lanning
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	/s/ Kelly Pettit
	Name:	Kelly Pettit
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (DLO), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR